Deutsche Lufthansa Aktiengesellschaft
Flughafen-Bereich West, 60546 Frankfurt/Main

Ihre Zeichen / Your Ref.	Unsere Zeichen / Datum / Our Ref. / Date	Telefon / Telefax / Telephone / Telefax
	FRA IR, nr 21 June 2007	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

i. V. Margot Ensinger

Margot Ensinger

Enclosures

dw 7/5

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ISSUER Deutsche Lufthansa AG	FILE NO. 82- 4691

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Lufthansa Investor Relations

Monthly Report 05/2007

- Investor Info
- Traffic Figures

Investor Info

Capacity utilisation in May 2007 compared with previous year


80
75
70
% 65
60
55
50
74.8
76.1
65.2
66.7
70.9
71.6
Seat LF
Cargo LF
Group LF
2006
2007

More passengers and higher load factor again in May
In May 2007 nearly five million passengers were welcomed on board of Lufthansa flights. That was 3.4 per cent more than in May 2006. Available seat kilometres were up by 4.4 per cent and more than taken up by the market (+6.2 per cent). As a result, the passenger load factor improved by 1.3 percentage points to 76.1 per cent.

This pleasing development was visible across all traffic regions. The Europe traffic region handled 2.9 per cent more passengers. Demand (+6.8 per cent) again exceeded the increased capacity (+4.0 per cent) on offer. The passenger load factor reached 68.2 per cent - an increase of 1.7 percentage points.

The new connections to/from North and South America were well received, with 8.1 per cent more passengers recorded. Additional capacity (+9.5 per cent) and higher sales (+9.8 per cent) were more or less on a par. Capacity utilisation improved slightly to 81.2 per cent.

In the Asia / Pacific traffic region passenger numbers rose by 3.2 per cent. In line with demand capacity was increased by 2.2 per cent, sales rose accordingly. Passenger load factor was slightly up on the year at 79.2 per cent.

In the Middle East / Africa traffic region capacity was reduced by 11.3 per cent, mainly due to a change in capacity in context with the cooperation in South Africa. Sales, in contrast, fell by a mere 2.7 per cent, leading to a 6.2 percentage point load factor improvement to 70.5 per cent.

In May 2007 Lufthansa Cargo handled 150,000 tonnes, or 1.7 per cent more freight and mail than the same month in the previous year. The cargo load factor was 66.7 per cent (+1.5 pp).

Measures initiated in previous months continued to be effective in May 2007. Special mention is to be made of the Americas traffic region, where capacity was increased by 11.9 per cent. Sales rose by 12.9 per cent, with the result that capacity utilisation was up by 0.7 per cent percentage points to 68.5 per cent.

The Group's overall load factor rose by 0.7 percentage points to 71.6 per cent.

Lufthansa has new cooperation partners in South America
At the end of May Lufthansa signed memorandums of understanding with the South American airlines TACA and TAM to start codesharing flights on national and international routes. Lufthansa has thereby improved significantly its access to the South American markets.

Lufthansa Cargo sells Jade Cargo capacity
From summer on Lufthansa Cargo is offering via its joint venture Jade Cargo International non-stop services three times a week from Frankfurt and once a week from Stockholm to Shenzhen, China.

Lufthansa Technik enlarges VIP fit-out production
Lufthansa Technik has fitted out its first Airbus A318 Elite VIP aircraft and is now setting up two special production lines for further orders. Airbus has chosen Lufthansa as its partner for fitting out the cabins of the A318 Elite, over 20 of which have already been ordered.

Lufthansa Technik Shenzhen extends product portfolio
Lufthansa Technik Shenzhen has been appointed as a member of the Airbus Spares Repair Network and now provides structured and composite material repairs for Airbus parts in Asia.

Lufthansa Systems expands cooperation with Southwest
With the aid of Lufthansa Systems' AdvancedCargo Suite Southwest Airlines will in future be able to optimise its air cargo processes in the core areas booking, handling and cargo revenue accounting.

Lufthansa Systems launches revenue management systems at Spanair
Spanair will in future be using the "ProfitLine/Yield Rembrandt" IT solution product from Lufthansa Systems. It was devised as a total solution to optimise revenue management processes for low-cost and regional carriers.

Next financial data
Lufthansa will be publishing the interim first-half report on July 26 at 08.00 hours on the website **www.lufthansa-financials.com**.

The **next Investor Info** with the traffic figures for June will be published on 10 July 2007.

top ↑

Traffic Figures

Lufthansa Passenger Airlines*	**May 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	4,991	+ 3.4	21,947	+ 6.2
Available seat-kilometres (mio)	13,636	+ 4.4	61,355	+ 4.6
Revenue pax-kilometres (mio)	10,371	+ 6.2	46,171	+ 7.7
Passenger load-factor (%)	76.1	+ 1.3P.	75.3	+ 2.2P.
Number of Flights	58,529	+ 2.6	270,299	+ 4.3
Lufthansa Cargo AG	**May 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Cargo/mail in 1,000 tonnes	150	+ 1.7	724	+ 2.9
Available Cargo tonne-km (mio)	1,044	+ 2.4	4,895	+ 1.9
Revenue Cargo tonne-km (mio)	696	+ 4.7	3,350	+ 3.7
Cargo load-factor (%)	66.7	+ 1.5P.	68.4	+ 1.1P.
Number of Flights	1,708	- 17.3	8,556	- 13.8
Lufthansa Group	**May 2007**	**Yoy %**	**Cumulative**	**Yoy %**

Available tonne-kilometres (mio)	2,431	+ 4.5	11,049	+ 3.6
Revenue tonne-kilometres (mio)	1,741	+ 5.6	8,000	+ 6.0
Overall load factor (%)	71.6	+ 0.7P.	72.4	+ 1.6P.
Number of Flights	60,237	+ 1.9	278,855	+ 3.6

Traffic regions

Europe (incl. Germany)	**May 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	3,898	+ 2.9	17,009	+ 6.0
Available seat-kilometers (mio)	4,193	+ 4.0	19,244	+ 8.0
Revenue pax-kilometers (mio)	2,861	+ 6.8	12,356	+ 10.3
Passenger load-factor (%)	68.2	+ 1.7P.	64.2	+ 1.3P.
Cargo/mail in 1,000 tonnes	62	- 1.3	297	+ 1.2
Available Cargo tonne-km (mio)	106	- 2.7	497	+ 0.9
Revenue Cargo tonne-km (mio)	44	- 0.0	214	+ 2.1
Cargo load-factor (%)	40.9	+ 1.0P.	43.1	+ 0.5P.

America (North and South)	**May 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	597	+ 8.1	2,401	+ 7.9
Available seat-kilometers (mio)	5,218	+ 9.5	21,170	+ 5.0
Revenue pax-kilometers (mio)	4,238	+ 9.8	17,183	+ 8.3
Passenger load-factor (%)	81.2	+ 0.2P.	81.2	+ 2.5P.
Cargo/mail in 1,000 tonnes	41	+ 6.9	194	+ 7.7
Available Cargo tonne-km (mio)	419	+ 11.9	1,846	+ 10.1
Revenue Cargo tonne-km (mio)	287	+ 12.9	1,330	+ 11.5
Cargo load-factor (%)	68.5	+ 0.7P.	72.0	+ 0.9P.

Asia/Pacific	**May 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	345	+ 3.2	1,718	+ 6.1
Available seat-kilometers (mio)	3,366	+ 2.2	16,132	+ 2.0
Revenue pax-kilometers (mio)	2,667	+ 2.3	13,122	+ 5.3
Passenger load-factor (%)	79.2	+ 0.1P.	81.3	+ 2.5P.
Cargo/mail in 1,000 tonnes	39	+ 2.8	188	+ 2.1
Available Cargo tonne-km (mio)	443	- 1.9	2,141	- 3.2
Revenue Cargo tonne-km (mio)	321	+ 0.6	1,564	- 1.1
Cargo load-factor (%)	72.5	+ 1.8P.	73.0	+ 1.5P.

Middle East and Africa	May 2007	Yoy %	Cumulative	Yoy %
Passengers in 1,000	148	+ 0.6	812	+ 5.3
Available seat-kilometers (mio)	854	- 11.3	4,762	- 1.4
Revenue pax-kilometers (mio)	602	- 2.7	3,478	+ 4.6
Passenger load-factor (%)	70.5	+ 6.2P.	73.0	+ 4.2P.
Cargo/mail in 1,000 tonnes	9	- 4.5	45	- 2.4
Available Cargo tonne-km (mio)	76	- 10.2	411	- 3.0
Revenue Cargo tonne-km (mio)	45	- 6.9	243	- 2.4
Cargo load-factor (%)	59.5	+ 2.1P.	59.1	+ 0.4P.

* Deutsche Lufthansa AG + Lufthansa Regional

Deutsche Lufthansa AG - Investor Relations
Tel. +49 69 696-90997, Fax -90990
E-Mail: **investor.relations@dlh.de**
Internet: **www.lufthansa-financials.com**

12 June 2007

Successful integration of SWISS in the Lufthansa Group

21.06.2007

Mayrhuber and Franz emphasise: Course set in 2005 generates sustainable benefits for all

After securing the necessary traffic rights, Deutsche Lufthansa AG will acquire all the remaining shares in Swiss International Air Lines AG. Effective 1st July 2007 Lufthansa will then own all the equity in Swiss International Air Lines AG through the Swissdomiciled AirTrust company.

The integration of SWISS into the Lufthansa Group has been realised quicker and more successfully than expected. Synergies generated by the merger, totalling more than 200 million euros (around 300 million Swiss francs) during 2006, are far higher than initially planned. Lufthansa Chairman and CEO Wolfgang Mayrhuber said: "The result underlines the added value of our partnership, it underpins the sustainability of team oriented strategy and is the reward for excellent work by the SWISS management and its dedicated staff." Mayrhuber emphasised: "The SWISS business model is a success. The airline is still heading for growth and progressing extremely well. Also in future, SWISS with its own brand identity will further develop its strengths and expand its locational advantage in the Swiss market. SWISS will stay SWISS - also in partnership with Lufthansa."

Christoph Franz, SWISS CEO highlighted: "The focus in our partnership is clearly on the benefits for the customers of both airlines. As part of the Lufthansa Group and a member of Star Alliance, SWISS can offer its customers an expanded route network with more destinations and better connections, interlinked frequent flyer programmes and mutual lounge access." The SWISS CEO continued: "The assurances given when integration was announced have been more than honoured. After the successful completion of restructuring, our long-haul fleet is growing even more significantly than envisaged in 2005. With that growth, we are creating numerous new jobs in Switzerland and strengthening the Zurich hub."

This successful business model also ensures that, within the framework of the Lufthansa Group's strategy, SWISS will remain an autonomous carrier with an own business management and headquarters based in Switzerland as well as with its own crew and fleet. The development of the Zurich hub will continue alongside the hubs in Frankfurt and Munich as integral part of Lufthansa's multi-hub strategy. In addition, the SWISS fleet will further expand thanks to the high capacity utilisation in its long-haul traffic and ongoing market growth. Aside from the announced five additional long-haul jets, the fleet will be joined by three further aircraft of the A340-300 type in the course of next year. Two A330-200 jets in the existing fleet will be replaced. All three additional Airbus A340-300 are equipped with a three-class configuration, they seat 228 passengers: eight seats in First Class, 48 in Business and 172 seats in Economy. The new aircraft will further strengthen SWISS's position as a quality airline, since the A330s scheduled for replacement operated only in a two-class configuration. Christoph Franz emphasised: ."We are raising the quality of our services by further investing in our fleet."

Both Wolfgang Mayrhuber and Christoph Franz concluded: "All parties benefit from the successful partnership: Our customers from better services, the Swiss location from a growing network and our staff as well as shareholders from more promising perspectives."

Lufthansa and SWISS - the figures

With the integration of SWISS, the Lufthansa Group will further expand its position as a leading international company. Last year, 53.4 million passengers flew with Lufthansa to 185 destinations. SWISS carried 10.5 million passengers to its current 70 destinations. Lufthansa operates a fleet of 430 aircraft, while the Swiss group currently operates

services with 73 aircraft. The Lufthansa Group employs in total 101,000 people worldwide originating from 165 nations.

For further details please contact:

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

Swiss International Air Lines AG
Corporate Communications
communications@swiss.com

Frankfurt, 14th June 2007

Lufthansa and Egypt Air enter a strategic cooperation

Code-sharing contract signed in Cairo

Lufthansa will cooperate closely with Egypt Air in future. To mark the start of the partnership, Wolfgang Mayrhuber, Chairman of the Executive Board and CEO of Deutsche Lufthansa AG, and Eng. Atef Abd El Hamid, Chairman of Egypt Air, today signed a code-sharing contract.

Lufthansa's cooperation with Egypt Air will start with the introduction of the winter timetable at the end of 2007. The two airlines will in future offer all flights between Germany and Egypt with joint flight numbers: the code-sharing will be introduced on the services between Frankfurt and Munich to Cairo, as well as those from Frankfurt to Alexandria, are part of the code-sharing agreement. Further code-share services, especially to the tourism centres of Egypt and North Africa, are being planned, following official approval by the air traffic authorities. Egypt Air is also planning to transfer its flight numbers to Lufthansa flights within Germany and Europe as well as to North America.

Egypt is one the most important markets for Lufthansa on the African continent. The airline currently offers its passengers 17 flights per week from Egypt to Germany: 14 times a week there are flights from Cairo to Frankfurt, three times per week from Alexandria to Frankfurt. Egypt Air is keen to improve its access to the German market. In the current summer timetable, the airline increased its operation to Munich to daily flights. More connectivity is reached by the arrival of Egypt Air flights into Terminal 2. Furthermore the airline offers daily flights to Frankfurt, two flights to Düsseldorf and two flights to Berlin. All together, Egypt Air operates 18 flights per week from Egypt to Germany.

"Egypt Air is an ideal partner for us, because with this cooperation we can position ourselves long term in one of the most dynamically growing markets in North Africa. We are thus further extending our worldwide network of routes for our customers", said Lufthansa chief Mayrhuber at the signing of the agreement.

Egypt Air's Chairman Hamid also expressed his delight at the cooperation with Lufthansa. He welcomed and hailed the cooperation with Lufthansa, as a pioneering partner with an

extensive range of services in the German market: "Our cooperation with Lufthansa represents a strategic alliance which will enhance our European market. This comes as a part of our corporate strategy aimed at forging partnerships with leading airlines in targeted markets. The codeshare between Egypt Air and Lufthansa will certainly lead to the enhancement of the product", said Egypt Air's Chairman Abd El Hamid.

The passengers of the two airline companies will benefit from the mutually-coordinated timetables with more flight possibilities and better connections between Germany and Egypt. In addition, participants in the frequent flyer programmes of the two airlines will be able to collect miles on the route networks of Lufthansa and Egypt Air and redeem them with both airlines.

A long flying history links Lufthansa with Egypt: as early as 1959 there were two weekly flights with a Boeing 727 from Cairo via Munich to Frankfurt. In the meantime, Lufthansa is the number one among the European airlines in Egypt.

Egypt Air, which was established in May 1932, will be celebrating its seventy–fifth anniversary this year. It is the leading carrier in the Middle East and Africa. Throughout its 75 years of service and, as a result of continuous investments, Egypt Air has successfully extended its network over the years to reach many capitals and major cities. Egypt Air serves nearly 60 cities in 43 countries in Africa, Asia, Europe and North America. It also serves all domestic destinations – more than 566 weekly departures from Cairo – with a modern fleet with an average age of eight years. Egypt Air has also upgraded its passenger's facilities in response to customers' demands for optimal travel.

Deutsche Lufthansa AG
Corporate Communication
Sandra Kraft
Tel. 069 / 696 – 58266 / – 2999
Fax 069 / 696 – 95428
http://presse.lufthansa.com

Lufthansa and TAM sign memorandum of understanding

22.05.2007

Codesharing and further customer benefits in the offing

As a prelude to future cooperation, TAM and Lufthansa have signed a memorandum of understanding. In the coming months, the two airlines will be testing diverse forms of working together. As a first step, they are instituting codeshare flights on national and international routes. Additionally, they are pondering the possibility of optimising their flight schedules, pooling their frequent flyer programmes and mutual access at each other's airport lounges.

"We are delighted to have found with TAM a professional and reliable partner in the Brazil growth market," said Götz Ahmelmann, Lufthansa Vice President Alliances, Strategy & Subsidiaries. "Both carriers are noted for innovation, quality and dependability. Cooperation which will shortly benefit our customers," noted Jens Bischof, Lufthansa Vice President The Americas.

For Marco Antonio Bologna, TAM CEO, partnership with Lufthansa is part of corporate strategy aimed at forging alliances with leading airlines in target markets. "We will harness and expand potential synergies between the networks of the two airlines, and offer new flight options to customers both in Brazil and Germany." TAM Vice President Planning & Alliances Paulo Castello Branco, emphasised that the Brazilian carrier will then be acquiring a partner with an extensive range of services in the German market.

The Lufthansa Group is currently operating 20 flights weekly between Sao Paulo and its three hubs in Frankfurt and Munich (Lufthansa) as well as Zurich (SWISS). With a single stopover and short transit times, passengers from Brazilian business centres can fly to destinations in Europe, Asia, Africa and the Middle East. Moreover in Latin America, Lufthansa runs daily services to Mexico, Caracas, Buenos Aires and Santiago de Chile (SWISS). Worldwide, Lufthansa serves 192 destinations in 78 countries.

TAM Linhas Aéreas, **www.tam.com.br**, has been the leading carrier in the Brazilian market since July 2003. Its market share reached 50.7 per cent in April. The Brazilian airline serves 49 destinations in the domestic market. It additionally offers flights to a further 26 national destinations under agreements with regional airlines. Among Brazilian carriers, TAM's share of the international market stood at 69.7 per cent in April. TAM lays on direct flights ex Brazil to seven destinations: New York, Miami, Paris, London, Milan, Buenos Aires and Santiago de Chile. Within the next six months, TAM will commence connections to Montevideo and Caracas. As "TAM Mercosur", the airline flies to Asunción and Ciudad del Este in Paraguay, Cordoba in Argentina, Montevideo in Uruguay, and Santa Cruz de la Sierra and Cochabamaba in Bolivia.

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com



Lufthansa und TACA intend to cooperate closely

23.05.2007

Airline representatives sign memorandum of understanding

TACA and Lufthansa intend to cooperate closely in future under a memorandum of understanding signed by representatives of the two airlines. Their objective, among others, is to begin codesharing on national and international routes. With an eye on future cooperation, TACA and Lufthansa are also testing other benefits for their customers such as pooling frequent flyer programmes, closely coordinating their flight schedules and mutual lounge access.

"Future partnership with TACA will allow us to offer customers shortly an array of new destinations in Latin America and expand our global network," said Jens Bischof, Vice President The Americas Lufthansa. "Our passengers should be able to profit possibly this year from cooperation with the quality carrier, TACA," added Götz Ahmelmann, Lufthansa Vice President Alliances, Strategy & Subsidiaries.

"TACA is immensely pleased at the prospect of cooperation with one of the world's leading carriers like Lufthansa," observed Alex Benitez, TACA Vice President for Planning. "With the signing of this memorandum of understanding, we are committed to doing our utmost towards meeting the requirements of our customers and ensuring that better day-to-day service awaits them in future." Daniel Ratti, TACA President for Peru, is confident "that we will be able to offer additional services and a range of new connections that will strengthen our position in commercial air traffic. TACA is showing that it is always in the vanguard in the airline business."

Lufthansa lays on daily flights ex Germany to Caracas, Mexico, Sao Paulo, Buenos Aires and Santiago de Chile (SWISS) in a total of 35 weekly connections between its domestic hubs and Latin American markets. With just one stopover and short connecting times, passengers from Latin America can fly to destinations across Europe, Asia, the Middle East and Africa. Worldwide, Lufthansa serves 192 destinations in 78 countries.

From three hubs (in El Salvador, Costa Rica and Peru), TACA operates flights in an extensive network to 35 destinations in 20 countries across the American continent. Its modern fleet is equipped with new-generation Airbus A319, A320 and A321 jets noted for technical innovation, efficiency and safety, and all configured with Business Class. Additionally, TACA operates cargo, courier and mail services. The airline recently opened a new hub in Lima, which has expanded capacity from 160 to 230 flights weekly. Precision in its flight operations is reflected in the figures: Flight regularity in 2006 averaged 99.74 per cent; the airline's punctuality (OTP) record in the same year reached 91.91 per cent.

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

Articles of Association

Here you will find the Articles of Association - Translation of the German "Satzung" (Status: April 2007).

Overview

- I. General Provisions
- II. Nominal Capital and Shares
- III. Statutes
- 1. Executive Board
- 2. Supervisory Board
- 3. Annual General Meeting
- IV. Financial Statements and Appropriation of Earnings

I. General Provisions

§ 1

The Company is a public limited company bearing the name
„Deutsche Lufthansa Aktiengesellschaft".
The Company's registered office is in Cologne.

§ 2

The Company's business purpose is national and international air traffic and the conduct of all business and the operation of all facilities relating to and conducive to civil aviation.

For the furtherance of its business purpose, the Company shall be entitled to establish domestic and foreign branches and agencies, to acquire participating interests in other domestic and foreign enterprises, to acquire outright or set up such enterprises and to conclude all manner of business contracts, including pooling agreements. It can devolve its activities completely or partially to such enterprises.

§ 3

Any announcements of the Company shall be published in the electronic Federal Gazette, failing other mandatory provisions of statute.

The Company is authorised to convey information to shareholders by remote data transmission subject to their consent.

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II. Nominal Capital and Shares

§ 4

The Company's nominal capital amounts to Euro 1,172,315,028.48. It is divided into 457,935,558 no-par value registered shares (i.e. shares without nominal value and registered in the name of the holder).

The Executive Board is authorised, with the consent of the Supervisory Board, to raise the share capital of the Company by 24 May 2010 in one or more stages by up to Euro 200,000,000 by issuing new registered shares against cash contribution or against contribution in kind (Authorised Capital A). Shareholders shall be granted a subscription right. In the case of share issues against a contribution in kind made for the purpose of acquiring companies or interests in companies, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of shareholders. The Executive Board is also authorised, with the consent of the Supervisory Board, to exclude fractional amounts from the subscription

rights of shareholders. Furthermore, in the case of a capital increase against a cash contribution, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of shareholders if the issue price is not significantly lower than the market price. However, this authorisation is subject to the condition that shares issued in exclusion of subscription rights in accordance with § 186 (3), sent. 4 AktG do not exceed ten per cent of the share capital, either at the time this authorisation is granted or at the time it takes effect or at the time it is implemented. A sale of own shares shall be set off against this limit of ten per cent of share capital if it is carried out after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in accordance with § 186 (3), sent. 4 AktG. This limit of ten per cent of share capital shall also apply to those shares that are issued to service convertible bonds and/or bonds with warrants attached, provided that the bonds were issued after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in application of § 186 (3), sent. 4 AktG. The Executive Board is authorised, with the consent of the Supervisory Board, to determine the further particulars of shareholder rights and the conditions for the share issue.

The Executive Board shall be authorised, with the consent of the Supervisory Board, to raise the share capital of the Company in one or more stages until 15 June 2009 by up to Euro 25,000,000 through the issue of new no-par value registered shares against cash contribution (Authorised Capital B). The new shares will be offered for sale solely to employees of Deutsche Lufthansa Aktiengesellschaft and of associated companies. The subscription right of shareholders shall be excluded.

In the event that the circumstances described in section 4 (3) of the Aviation Compliance Documenting Act (Luftverkehrsnachweissicherungsgesetz) occur, the Executive Board shall be authorised, after obtaining the consent of the Supervisory Board, to increase the Company's nominal capital by issuing new shares against a contribution in cash and to rule that existing shareholders have no automatic right to subscribe to the new shares. The issue price for the new shares shall be fixed in agreement with the Supervisory Board but must not fall short of the current stock market price by a material margin. A capital increase pursuant to this provision must not exceed 10 per cent of the Company's total nominal capital at the time the measure is taken.

In the event that the circumstances described in section 5 (2) of the Aviation Compliance Documenting Act occur, the Executive Board shall be authorised, after obtaining the consent of the Supervisory Board, to demand shareholders to sell all or part of the shares held by them and to furnish evidence to the Company forthwith that they have done so. Shareholders will be called upon to take such action to the extent necessary to ensure that the Company meets the requirements for retaining its licences, rights and prerogatives under aviation laws and agreements and in the order stipulated in section 5 (3) of the Aviation Compliance Documenting Act. They shall be given an appropriate period of time to comply with this demand and shall be concurrently warned that their failure to comply may incur the legal consequence set out in section 5 (7) of the Aviation Compliance Documenting Act, under which their entitlement to own the shares can be rescinded. The demand to the shareholders, together with the warning that they may forfeit their ownership of the shares as a possible legal consequence of their failure to comply, must allow a compliance period of at least four weeks. A once-only individual call addressed to the shareholders in question may be made instead of a public announcement; in this case, a compliance period of at least two weeks from the date of receipt of the individual call must be granted.
The nominal capital has been increased conditionally by up to Euro 97,649,771.52 through the issue of up to 38,144,442 new no-par value registered shares. This conditional capital increase shall be effected only insofar as holders of convertible bonds or bonds with warrants attached, that are issued up to June 15, 2004 by Deutsche Lufthansa AG or a foreign subsidiary in which the Company holds a 100 % direct or indirect interest in accordance with the authorisation given the Executive Board by the Annual General Meeting of June 16, 1999, exercise their conversion or optional subscription rights. The Company´s new no-par value shares resulting from the exercise of conversion or option rights shall be entitled to the dividend for the full financial year in which the conversion or option declaration becomes effective.

The share capital is conditionally increased by up to € 117,227,520 through the issue of up to 45,792,000 new no par-value registered shares. The conditional capital increase shall be effected only to the extent that the holders or creditors of conversion rights or warrants issued for cash and attached to convertible bonds and/or bonds with warrants attached, income bonds and/or profit-participation rights (or combinations of these instruments) until 16 May 2011 by Deutsche Lufthansa AG or by a subsidiary in which the Company holds a direct or indirect majority interest, under the authorisation granted by resolution of the AGM on 17 May 2006, exercise their conversion or option rights, or to the extent that holders or creditors subject to mandatory conversion under the convertible bonds (or profit-participation rights or income bonds with conversion obligations) issued until 16 May 2011 under the authorisation granted by the AGM of 17 May 2006 by Deutsche Lufthansa AG or by a subsidiary in which the Company holds a direct or indirect interest, meet their conversion obligation, and provided that no own shares are used for servicing the bond issues. The new shares are entitled to participate in the profits as from the start of the financial year in which they are issued as a result of the exercise of conversion or option rights or of meeting conversion obligations. The Executive Board is authorised to define further details of the procedure for the conditional capital increase.

§ 5

The shares are registered shares; the shareholder's name, address, date of birth, number of shares owned and nationality (natural persons) or national identity (legal persons) must be entered into the shareholders' register kept by the Company. In the case of individuals or institutions subject to reporting requirements within the meaning of sections 21 ff. of the Securities Trading Act (Wertpapierhandelsgesetz), the details listed under section 80 (1) of the German Stock Corporation Act (Aktiengesetz) have to be made in addition. Transfer of the shares is subject to the Company's assent (Vinkulierung). The Company may only withhold its assent to the transfer of its shares if it has grounds to believe that the registration of the would-be shareholder could jeopardise the Company's licences, rights and prerogatives under aviation laws and agreements.

Shares issued by way of an increase in the nominal capital shall likewise be registered shares.

The right of shareholders to individual certificates evidencing their shares is excluded.

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III. Statutes

1. Executive Board

§ 6

The Executive Board shall be composed of at least two persons.

The Supervisory Board shall appoint the members of the Executive Board and determine their number; it may appoint deputy members of the Executive Board. The Supervisory Board may appoint a member of the Executive Board as that body's Chairman and another member as his/her deputy.

Executive Board decisions shall be taken on the basis of a majority of the votes cast, except in cases in which prevailing law dictates otherwise. In the standing rules for the Executive Board, the Supervisory Board shall nominate the member of the Executive Board with the casting vote in the event of a tied vote.

§ 7

The Company shall be legally represented by two members of the Executive Board or by one such member together with a Company executive with the rank of authorised signatory (Prokurist).

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2. Supervisory Board

§ 8

The Supervisory Board shall be composed of 20 members.

In elections to the Supervisory Board, no persons should be proposed who have already completed their 70th year of life.

Their election will be effective until the conclusion of the Annual General Meeting responsible for relieving them from office after the fourth consecutive business year, not counting the business year in which their term of office begins.

If any member of the Supervisory Board who is elected by the Annual General Meeting resigns before the end of his/her term of office, a supplementary election shall be held to replace that member. Such a supplementary election shall only be valid for the remainder of the term of office of the resigning member.

Members of the Supervisory Board may resign at any time by submitting their resignation in writing to the Chairman of the Supervisory Board or to the Executive Board.

§ 9

Directly after the Annual General Meeting at which all Supervisory Board members who are to be elected by the Annual General Meeting are newly elected, a Supervisory Board meeting shall be held that requires no special invitation. At this meeting the Supervisory Board shall elect a Chairman and a Deputy Chairman from among its number for the duration of its term of office in accordance with section 27 (1) and (2) of the Codetermination Act (Mitbestimmungsgesetz). The election shall be chaired by the oldest member of the Supervisory Board in terms of age. If the Chairman or Deputy Chairman lays down his/her office before the end of the term, the Supervisory Board shall elect a successor without delay.

Immediately after the Chairman and Deputy Chairman of the Supervisory Board have been elected, the Supervisory Board shall constitute the Board as stipulated in section 27 (3) Codetermination Act.

§ 10

The Supervisory Board shall be convened by its Chairman or, if the latter is prevented from doing so, by its Deputy Chairman. Section 110 of the German Stock Corporation Act shall apply.

The Supervisory Board shall have a quorum if the members have been invited by letter or telegram sent to their last known address at least one week in advance and if at least one half of the members are present or represented for voting purposes pursuant to section 108 (3) of the German Stock Corporation Act. Decisions of the Supervisory Board shall be taken by a simple majority of the votes cast. In the event of a tied vote, the same item must be put to a second vote; if it, too, results in a tie, the Chairman of the Supervisory Board shall have a casting vote. The Deputy Chairman shall have no casting vote.

The Chairman shall determine the form in which voting is to be conducted. Decisions may be taken by letter, telegram or telephone if the Chairman of the Supervisory Board or, if the latter is prevented from doing so, the Deputy Chairman proposes such a vote and allows sufficient time for it to be performed and if no member of the Supervisory Board objects to such a procedure. In such cases the above provisions shall apply mutatis mutandis.

§ 11

The Supervisory Board shall be entitled to appoint committees from its number and to draw up standing rules defining their duties and powers.

The composition of the committees with decision-making powers must be such that the members of the Supervisory Board elected by the Annual General Meeting and those elected by the employees are equally represented. Such committees shall only have a quorum if at least three of their members are involved in the taking of the decision.

Minutes must be taken at each meeting of the Supervisory Board and its committees and signed by the Chairman. The minutes must specify the place and date of the meeting, the participants, the items on the agenda, the substance of the discussions and the decisions taken.

Decisions of the Supervisory Board and its committees taken by postal, telegraphic or telephone vote as per section 10 paragraph 3 above shall be included in the minutes of the next meeting of the Supervisory Board or its committees.

The Supervisory Board is also empowered to change the wording but not the spirit of the Articles of Association.

§ 12

The Supervisory Board shall draw up a set of standing rules for the Executive Board in which inter alia it stipulates that certain specified types of business require its consent.

The approval of the Supervisory Board shall not be a condition for the legal validity of the transaction to be performed.

§ 13

The members of the Supervisory Board shall receive a remuneration for their services of Euro 20,000 plus a variable payment of Euro 1,000 for each Euro 0.01 per share in excess of Euro 0.25 per share on the dividend approved by the AGM. The Chairman shall receive triple and the Deputy Chairman one and a half times this amount. In addition, a committee member shall receive 25% and the chairman of a committee 50% of this amount. Any remuneration in respect of committee activities is subject to the proviso that the committee has met at least once per financial year.

The members of the Supervisory Board shall in addition receive a reimbursement for their out-of-pocket expenses (in particular travel expenses) and an attendance fee of Euro 500 for each meeting. The Company further reimburses the premium for a group accident insurance and the value-added tax on their remunerations.

The members of the Supervisory Board shall also be entitled to concessionary travel facilities in line with IATA and Company provisions.

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3. Annual General Meeting

§ 14

The Annual General Meeting shall be convened by the Executive Board or the Supervisory Board.

It can be held in the city in which the Company's registered office is situated or in a German city in which a stock exchange is located.

§ 15

Only shareholders whose names are entered in the share register and who were registered in good time shall be entitled to attend the Annual General Meeting.

Registrations for participating in Annual General Meetings must be received by the Company no later than the third day prior to the AGM. If the end of the registration period falls on a Saturday, Sunday or public holiday, the registration period closes on the preceding workday in each case. The shares entitled to vote are those that are entered in the share register on the final day of the registration period. Shareholders are entitled to be presented by proxy.

If a person appointed by the Company is authorised to exercise voting rights, the proxy authorisation may be granted in writing, by telefax or by another electronic means stipulated by the Company. The details shall be published together with the convening of the Annual General Meeting.

§ 16

The Annual General Meeting shall be chaired by the Chairman of the Supervisory Board or, if the latter is prevented from doing so, by the Deputy Chairman of the Supervisory Board. If neither is able to chair the AGM, this task shall be assigned to another member of the Supervisory Board chosen by the members of the Supervisory Board present. Should no member of the Supervisory Board take the chair, a Chairman shall be elected by the Annual General Meeting under the direction of the oldest shareholder present.

The Chairman shall steer the meeting, determine the order of the items on the agenda and the manner of voting.

The Chairman may reasonably limit the time allowed for shareholders' right to ask questions and their right to speak. Specifically, at the very outset or in the course of the AGM, he may within reason set the temporal framework for the entire course of the AGM, for the discussion of the various agenda items and for the various contributions as regards questions and speakers.

§ 17

The Annual General Meeting shall take decisions by a simple majority of the votes cast unless the Articles of Association or mandatory provisions of the German Stock Corporation Act determine otherwise. Where the German Stock Corporation Act requires that a majority of the nominal capital represented at the AGM must be cast in order to carry the vote, a simple majority of the nominal capital represented shall suffice as long as that is legally permissible. In the event of a tied vote, the proposition shall be deemed to be rejected.

If there is no majority in the first ballot of an election, a second ballot shall be held between the two candidates who have received the largest number of votes. If the vote is tied, a decision will be reached by drawing lots.

Each registered share shall give entitlement to one vote.

IV. Financial Statements and Appropriation of Earnings

§ 18

The financial year is the calendar year.

§ 19

In the first three months of the new financial year, the Executive Board shall draw up the financial statements and management report for the preceding financial year and submit these documents to the auditors of the financial statements. In the first four month of the financial year it shall, in addition, draw up the Group accounts and Group management report and submit them to the auditors of the Group financial statements.

The financial statements, the management report and the auditor's report shall be submitted to the Supervisory Board immediately after receipt of the auditor's report and, if possible, within the first five months of the new financial year. The same applies to the Group financial statements, the Group management report and the Group auditor's report.

The Executive Board and the Supervisory Board shall be entitled to appropriate more than half of the net profit for the year to Other retained earnings if the distributed portion of the profit suffices to pay a dividend of at least 10 per cent on the nominal capital.

§ 20

Within the first eight months of each financial year the Annual General Meeting shall resolve whether to formally relieve the Executive and Supervisory Boards (i.e. to rule that they acquitted themselves adequately during the past financial year) and vote on the proposed appropriation of the distributable portion of the profit and, where required by law, on the approval of the financial statements. The Annual General Meeting shall also appoint the auditors of the financial statements and of the Group financial statements for the current financial year.

The General Meeting may resolve a distribution in kind in addition to or in place of a cash distribution.

§ 21

Different dividend entitlement rights may be defined for an issue of new shares.


END